Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated July 16, 2021, with respect to the combined financial statements of Egencia included in the Registration Statement and related Reoffer Prospectus of Global Business Travel Group, Inc. for the registration of i) 47,870,291 shares of Class A common stock reserved for issuance pursuant to awards that may be granted under the Company’s 2022 Equity Incentive Plan; (ii) 11,068,989 shares of Class A Common Stock reserved for purchase under the Company’s Employee Stock Purchase Plan and (iii) 36,535,801 shares of Class A Common Stock that may be issued pursuant to outstanding stock options under the Company’s Management Incentive Plan.

/s/ Ernst & Young, LLP

Seattle, Washington

August 11, 2022